

07002477

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 66242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Biondo Asset Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

544 Routes 6 & 209
(No. and Street)

Milford (City) (State) 18337 (Zip Code)

NOTARIAL SEAL
NANCY J. CONKLIN
MILFORD TWP PIKE COUNTY
My Commission Expires Oct 26, 2009

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph P. Biondo (570) 296-5525
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH., DC

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Joseph P. Biondo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Biondo Asset Management LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Nancy L. Conklin
Notary Public

2-26-07

NOTARIAL SEAL
NANCY L. CONKLIN
Notary Public
MILFORD TWP, PIKE COUNTY
My Commission Expires Oct 26, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Biondo Asset Management, LLC
(A Limited Liability Company and
A Wholly-Owned Subsidiary of
The Biondo Group, LLC)

Report on Financial Statements

Year Ended December 31, 2006

BIONDO ASSET MANAGEMENT, LLC

Index



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Report of Independent Public Accountants

To the Member
Biondo Asset Management, LLC

We have audited the accompanying statement of financial condition of Biondo Asset Management, LLC (A Limited Liability Company and A Wholly-Owned Subsidiary of The Biondo Group, LLC) as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biondo Asset Management, LLC as of December 31, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 26, 2007

BIONDO ASSET MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 67,339
Deposit with clearing organizations	127,102
Receivable from clearing organizations	3,930
Rule 12b-1 fee receivable	46,971
Securities owned, at market value	2,906
Other assets	16,808
Total	$265,056

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 22,777
Securities sold, not yet purchased, at market value	18,915
Due to Parent	39,253
Total liabilities	80,945
Contingencies	
Member's equity	184,111
Total	$265,056

See Notes to Financial Statements.

BIONDO ASSET MANAGEMENT, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 102,415
Management fees	742,352
Rule 12b-1 fees	50,749
Other income	224,268
Total	1,119,784
Expenses:	
Compensation and benefits	334,589
Clearance and floor brokerage	358,509
Regulatory fees and expenses	18,264
Communications	2,441
Occupancy and equipment rentals	14,489
General and administrative	162,207
Total	890,499
Net income	$ 229,285

See Notes to Financial Statements.

BIONDO ASSET MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$104,826
Net income	229,285
Distributions to member	(150,000)
Balance, December 31, 2006	$184,111

See Notes to Financial Statements.

BIONDO ASSET MANAGEMENT, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Operating activities:	
Net income	$229,285
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Deposit with clearing organizations	(24,570)
Receivable from clearing organizations	14,669
Rule 12b-1 fee receivable	(46,971)
Securities owned	(596)
Other assets	3,394
Accounts payable and accrued expenses	1,269
Securities sold, not yet purchased	17,281
Due to Parent	(122,021)
Net cash provided by operating activities	71,740
Financing activities - distributions to member	(150,000)
Net decrease in cash	(78,260)
Cash, beginning of year	145,599
Cash, end of year	$ 67,339

See Notes to Financial Statements.

BIONDO ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Biondo Asset Management, LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of The Biondo Group, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company began operations as a broker-dealer on or about April 1, 2004.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue recognition:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Management fees, which are earned from a related party, are recognized based on a percentage of investment advisory fees earned by the related party.

Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management in the Biondo Growth Fund.

Securities transactions and valuations:

Marketable securities are valued at market on a trade-date basis. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash (including money market accounts) and the deposit with and the receivable from the clearing organization. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

BIONDO ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

No provision has been made for Federal or state income taxes since it is the responsibility of the individual members to separately report their proportionate share of taxable income or loss.

Note 2 - Securities owned and securities sold, not yet purchased:

Securities owned and securities sold, not yet purchased represent positions in marketable securities taken for trading and investment purposes. A summary of those positions, at market value, as of December 31, 2006 follows:

	Owned	Sold, Not Yet Purchased
Common stocks		$17,612
U.S. Government securities	$2,906	1,303
Total	$2,906	$18,915

Note 3 - Transactions with the Parent and Affiliates:

The Company provides Biondo Investment Advisors, LLC (the "Affiliate"), a company owned by the Parent, with brokerage clearing services for the Affiliate's clients for which the Company incurs various costs and receives certain revenues. In addition, in accordance with NASD rules, the Company has entered into an Expense Sharing Agreement with the Parent and Affiliate for which certain expenses are allocated between the companies. Such expenses include substantially all compensation and benefits, rent, occupancy and equipment rentals and general and administrative expenses reflected on the accompanying statement of operations. The amount due to Parent at December 31, 2006 results from these allocations.

Pursuant to this agreement and for performance of brokerage clearing services, the Company earns a management fee from the Affiliate based on a percentage of investment advisory fees earned by the Affiliate. The Affiliate earns investment advisory fees in the period in which services are performed based on a percentage of assets under management. Substantially all commissions were earned from transactions related to clients of the Affiliate.

Pursuant to the Distribution Plan adopted by the Biondo Growth Fund (the "Fund"), an investment company managed by the affiliate, and rule 12b-1 under the Investment Company Act of 1940, the Company will receive annual fees of up to .25% of the daily average net assets of the Fund, payable quarterly, for expenses incurred in the promotion and distribution of the shares of the fund and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days written notice. The Company earned rule 12b-1 fees of $50,749 in 2006.

Note 4 - Employee benefit plan:

The Parent maintains a 401k profit sharing plan. The Company's employees participate in the plan. The Parent contributes to the plan and the contributions are charged to the Company. The Company was charged $5,626 for its share of 401k profit-sharing plan contributions in 2006.

Note 5 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $116,704 which was $111,704 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .53 to 1.

Note 6 - Financial instruments with off-balance sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2006 were $9,494,125.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

BIONDO ASSET MANAGEMENT, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

Net capital:	
Total member's equity	$184,111
Deduct nonallowable assets and charges:	
Rule 12b-1 fee receivable	46,971
Other assets	16,808
Net capital before haircuts on securities positions	120,332
Deduct haircuts on securities positions - securities owned and money market accounts	3,628
Net capital	$116,704
Aggregate indebtedness:	
Total liabilities	$ 80,945
Deduct securities sold, not yet purchased	18,915
Aggregate indebtedness	$ 62,030
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	$111,704
Excess net capital at 1,000%	$110,501
Ratio of aggregate indebtedness to net capital	.53

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.



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Report of Independent Public Accountants on Internal Control

To the Member
Biondo Asset Management, LLC

In planning and performing our audit of the financial statements of Biondo Asset Management, LLC (A Limited Liability Company and A Wholly-Owned Subsidiary of The Biondo Group, LLC) (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 26, 2007

END